J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

BMO Capital Markets

100 King Street West, 4th Floor

Toronto, ON M5X 1H3

Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282

RBC Dominion Securities Inc.,
200 Bay Street, Suite 400, South Tower
Toronto, ON M5J 2W7

Scotia Capital Inc.

40 King Street West

Toronto, Ontario, M5H 3Y2

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Sergio Chino

Asia Timmons-Pierce

November 4, 2019

Re: GFL Environmental Holdings Inc.

Registration Statement on Form F-1

Registration File No. 333-232731

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of GFL Environmental Holdings Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it comes effective at 4:00 PM, Eastern Time, on November 6, 2019 or soon thereafter as practicable, or at such other time as the Company or its outside counsel, Simpson Thacher & Bartlett LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 23, 2019:

i.                  Date of distribution: October 23, 2019 through the date hereof

ii.               Number of prospective underwriters to which the preliminary prospectus was furnished: 15

iii.            Number of prospectuses furnished to investors: approximately 7,100

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended

Very truly yours,

J.P. MORGAN SECURITIES LLC
BMO NESBITT BURNS INC.
GOLDMAN SACHS & CO. LLC
RBC DOMINION SECURITIES INC.

SCOTIA CAPITAL INC.

Acting on behalf of itself and the several underwriters

By: J.P. Morgan Securities LLC

By:	/s/ Jin Izawa
Name:	Jin Izawa
Title:	Vice President

By: BMO Nesbitt Burns Inc.

By:	/s/ Craig King
Name:	Craig King
Title:	Managing Directors

By: Goldman Sachs & Co. LLC

By:	/s/ Kristen Grippi
Name:	Kristen Grippi
Title:	Managing Director

By: RBC Dominion Securities Inc.

By:	/s/ Michael Goldberg
Name:	Michael Goldberg
Title:	Managing Director

By: Scotia Capital Inc.

By:	/s/ Michael Mahoney
Name:	Michael Mahoney
Title:	Managing Director

[Signature Page to Acceleration Request (Underwriters)]